May 18, 2018

Jerry Turin
890 Whispering Pines Drive
Scotts Valley, CA 95066

Dear Jerry,

It is with great enthusiasm that we extend to you this formal offer of employment for the position of Chief Financial Officer (CFO) with Energy Focus, Inc., based in San Jose, California. Upon acceptance of this offer we anticipate a start date of May 29, 2018. In this position, you report directly to Dr. Ted Tewksbury, Chairman, CEO and President. This offer is contingent upon successful completion of numbered items 10 and 11 below and approval by the Company’s Board of Directors.

Our offer for employment includes:

1.
Base salary – Your starting annualized salary will be $300,000. We pay on a bi-weekly basis which computes to $11,538.46 per pay period. All salary payments are paid one week in arrears and are contingent on your ongoing active employment status.

2.
Performance Bonus – You will be eligible to earn an annual discretionary bonus. This bonus is based upon the Company’s financial performance and your individual performance. Payment of the bonus is contingent upon your continued employment with the Company at the time bonus is paid and will be paid in accordance with the Bonus Plan approved by the Board of Directors.  The current bonus target for the CFO position is 50% of your annual base salary. Your bonus payout for 2018 will be guaranteed to be a minimum of 25% of your salary.

3.
Equity Awards – A recommendation will be made to the Board of Directors requesting the grant of Stock Options and RSUs having a total grant date value of approximately 75% of your salary. This grant will be recommended as a combination of RSUs and Options, consisting of 50% of such value in RSUs (with the number of units calculated using the 30-day average closing price of the Company’s stock for the period ending on the last trading day prior to the grant date) and a grant of non-qualified stock options for a number of shares equal to the RSU award amount times 1.5.

You are eligible to receive annual equity awards under the Company’s Equity Award Policy. The Policy, designed to provide incentive compensation to employees to drive long range growth, allows the company’s Board of Directors to issue executive award grants on an annual basis. The issuance of annual awards is not guaranteed and may be modified or discontinued at any time by the Company’s Board of Directors. The current annual award target for the CFO position is 50% of your annual base salary.

4.	Change in Control Plan – You will participate in the Company’s Change in Control Plan pursuant to the Participant Agreement entered into contemporaneously herewith and attached hereto as Appendix A.

5.
Benefits – You are entitled to participate in the standard benefits program, which the company offers to its eligible employees. A summary of the programs currently in place is set forth below. The specific terms of each benefit apply.

A.
Medical, Dental, Vision benefits – You and your eligible dependents will be eligible for company medical, dental and vision benefit programs effective with your first day of employment. The company pays full medical, dental, and vision benefits for the HSA plan, there is no payroll deduction towards

32000 Aurora Road, Solon, OH 44139        •    www.energyfocus.com        •    800.327.7877

the cost of these premiums. The company also offers a PPO plan where the employee cost is available to be paid through payroll deduction.

B.
Life Insurance benefits – You will be eligible for $50,000 of group term life insurance at no cost to you effective with your first day of employment. Additional voluntary life insurance is available for you and your dependents at your own cost.

C.	STD/LTD benefits – You will be eligible for both short-term and long-term disability benefits at no cost to you effective with your first day of employment.

D.	Company 401(k) – You will be eligible to participate in the company’s 401(k) program on the first of the month following three months of employment.

E.
Employee Stock Purchase Plan – You will be eligible to participate in the company’s stock purchase plan. Note this plan allows you to purchase the Company’s stock at a 15% discount through payroll deduction. Entrance dates are January 1 and July 1 every year.

F.
Vacation/Holidays – In addition to the company’s 10 paid holidays and 3 annual Personal Days, we are pleased to offer you paid time off (PTO) hours that will start accruing on your first day of employment. We offer you three weeks of PTO. You will accrue 120 hours or 15 days of PTO over 12 months. PTO hours accrue every two weeks on your pay date. You will be eligible for a third week of PTO at your 1st employment anniversary date.

6.
Expenses – Energy Focus will reimburse you for all company approved business travel and entertainment expenses within the guidelines of the company’s Travel and Entertainment Expense Policy. All T/E expenses must be submitted via expense reports including receipts.

7.
New Hire Documentation– As part of the hiring process, you will be required to complete certain Federal, State and company documentation. In compliance with federal law, all persons hired will be required to verify identity and eligibility to work in the United States and to complete the required employment eligibility verification document form upon hire.

8.
Company Handbook/Confidentiality Agreement – Due to the large amount of intellectual property and other company propriety factors as well as company rules and standards, we require you to sign several agreements upon joining the company that confirm your commitment to confidentiality, code of conduct and ethical behavior.

9.	At Will Employment – The employment relationship between you and the Company shall be “at will”; terminable by either party at any time for any or no reason.

10.
Pre-Employment Drug Screen – The offer of employment contained in this letter is contingent upon you successfully completing and passing a pre-employment drug screen. Please be sure to bring with you a valid driver’s license when going to your pre-employment drug test. The testing locations and other testing information will be given to you after your acceptance of the employment offer and you will be required to take the test prior to your first day.

11.
Background Check – Prior to or immediately following your start date a background screening will be completed. A release statement will be provided to you for completion and submission to me in order to facilitate the screen.

32000 Aurora Road, Solon, OH 44139        •    www.energyfocus.com        •    800.327.7877

Jerry, we believe that this is an excellent career opportunity and an ideal time to be joining Energy Focus. We believe that you are an outstanding fit to help us take the company to the next level and we look forward to having you on our team. If you have any questions, please don’t hesitate to call me. Please note that this offer letter is set to expire on May 21, 2018.

Best regards,

/s/ Dr. Ted Tewksbury

Dr. Ted Tewksbury
Chairman, CEO & President
Energy Focus, Inc.

Accepted by Jerry Turin (Sign and Date below)

/s/ Jerry Turin May 19, 2018

32000 Aurora Road, Solon, OH 44139        •    www.energyfocus.com        •    800.327.7877

Appendix A

ENERGY FOCUS, INC.
CHANGE IN CONTROL BENEFIT PLAN
PARTICIPATION AGREEMENT

Name: Jerry Turin
Section 1.    ELIGIBILITY.
You have been designated as eligible to participate in the Energy Focus, Inc. Change in Control Benefit Plan (the “Plan”), a copy of which is attached as EXHIBIT A to this Participation Agreement (the “Agreement”). Capitalized terms not explicitly defined in this Agreement but defined in the Plan shall have the same definitions as in the Plan.
Section 1.    SEVERANCE BENEFITS.
Subject to the terms of the Plan, if you are terminated in an Involuntary Termination, and meet all the other eligibility requirements set forth in the Plan, including, without limitation, executing the required Release within the applicable time period set forth therein and provided that such Release becomes effective in accordance with its terms, you will receive the severance benefits set forth in this Section 2. Notwithstanding the schedule for provision of severance benefits as set forth below, the provision of any severance benefits under this Section 2 is subject to any delay in payment that may be required under Section 5 of the Plan.
(a)    Base Compensation Severance Benefit. You will be entitled to receive a single lump sum cash payment equal to one times the sum of (a) your Annual Base Salary plus (b) your Target Bonus (the “Base Compensation Severance Benefit”). The Base Compensation Severance Benefit will be payable to you within 10 business days following the effective date of your Release.
(b)    Target Bonus Severance Benefit. You will be entitled to receive a single lump sum cash payment equal to a pro-rata portion of your Target Bonus, with such pro-rata portion calculated with reference to the number of days in the calendar year that precedes the date of the Involuntary Termination divided by the number of days in the calendar year that includes the date of the Involuntary Termination. (the “Target Bonus Severance Benefit”). The Target Bonus Severance Benefit will be payable to you within 10 business days following the effective date of your Release.
(c)    Accelerated Vesting of Stock Awards.
(1)    Effective as of the effective date of your Release, to the extent not previously vested and notwithstanding anything to the contrary set forth in an applicable award agreement or the applicable Equity Plan under which such award was granted, the restrictions and conditions applicable to any equity awards of the Company held by you (the “Awards”), shall lapse and such Awards shall immediately be fully

32000 Aurora Road, Solon, OH 44139        •    www.energyfocus.com        •    800.327.7877

vested upon a Change in Control and any performance-based Award shall be deemed fully earned at the target amount as of the date on which the Change of Control occurs (collectively, the “Vested Awards”). Unless determined otherwise by the Plan Administrator in accordance with the terms of the applicable Equity Plan (such as to provide for a cash-out of vested options) or as otherwise set forth in the Plan, (ii) all Vested Awards that are stock unit awards or other stock-based awards shall be settled or paid within thirty (30) days of vesting hereunder, and (iii) all Vested Awards that are options and stock appreciation rights shall remain exercisable until the earlier of the third anniversary of such Change in Control (or any later date until which it would remain exercisable under such circumstances by its terms) or the expiration of its original term. Notwithstanding the foregoing, this Section 2(c) shall not apply to stock awards issued under or held in any Qualified Plan.
(d)    Payment of Continued Group Health Plan Benefits.
(1)    If you timely elect continued group health plan continuation coverage under COBRA the Company shall pay the full amount of your COBRA premiums, or shall provide coverage under any self-funded plan, on behalf of you for your continued coverage under the Company’s group health plans, including coverage for your eligible dependents, for twelve (12) months following your Involuntary Termination (the “COBRA Payment Period”). The appropriate COBRA Payment Period will be determined by your position at the time of your Involuntary Termination but prior to any reduction for which you exercise your right to resign for Good Reason. Upon the conclusion of such period of insurance premium payments made by the Company, or the provision of coverage under a self-funded group health plan, you will be responsible for the entire payment of premiums (or payment for the cost of coverage) required under COBRA for the duration of your eligible COBRA coverage period. For purposes of this Section, (i) references to COBRA shall be deemed to refer also to analogous provisions of state law and (ii) any applicable insurance premiums that are paid by the Company shall not include any amounts payable by you under an Internal Revenue Code Section 125 health care reimbursement plan, which amounts, if any, are your sole responsibility.
(2)    Notwithstanding the foregoing, if at any time the Company determines, in its sole discretion, that it cannot provide the COBRA premium benefits without potentially incurring financial costs or penalties under applicable law (including, without limitation, Section 2716 of the Public Health Service Act), then in lieu of paying COBRA premiums on your behalf, the Company will instead pay you on the last day of each remaining month of the COBRA Payment Period a fully taxable cash payment equal to the COBRA premium for that month, subject to applicable tax withholding (such amount, the “Special Severance Payment”), such Special Severance Payment to be made without regard to your election of COBRA coverage or payment of COBRA premiums and without regard to your continued eligibility for COBRA coverage during the COBRA Payment Period. Such Special Severance Payment shall end upon expiration of the COBRA Payment Period.

32000 Aurora Road, Solon, OH 44139        •    www.energyfocus.com        •    800.327.7877

Section 2.    DEFINITIONS.
(a)    “Equity Plan” means the Company’s 2004 Stock Incentive Plan, 2008 Incentive Stock Plan, 2014 Stock Incentive Plan, as each may be amended, or any successor or other equity incentive plan adopted by the Company which govern your stock awards, as applicable.
(b)    “Qualified Plan” means a plan sponsored by the Company or an Affiliate that is intended to be qualified under Section 401(a) of the Internal Revenue Code.
Section 3.    ACKNOWLEDGEMENTS.
As a condition to participation in the Plan, you hereby acknowledge each of the following:
(a)    This Agreement and the Plan supersedes any severance benefit plan, policy or practice previously maintained by the Company that may have been applicable to you, including any individually negotiated employment agreement with the Company as it may have been amended from time to time (as so amended, the “Employment Agreement”).
(b)    The severance benefits that may be provided to you under this Agreement may reduce the severance benefits that would otherwise be provided to you under your Employment Agreement, or otherwise, as further specified in Section 2(c) of the Plan. For the avoidance of doubt, in no event shall you be entitled to receive Duplicative Benefits.
To accept the terms of this Agreement and participate in the Plan, please sign and date this Agreement in the space provided below.
Energy Focus, Inc.

By: /s/ Dr. Theodore L. Tewksbury
Name: Dr. Theodore L. Tewksbury
Title: Chief Executive Officer

/s/ Jerry Turin            ____May 19, 2018______________
Jerry Turin                      Date

32000 Aurora Road, Solon, OH 44139        •    www.energyfocus.com        •    800.327.7877